Exhibit 3.1
The following is the text of Sections A through I of Article IV of the Amended and Restated Articles of Incorporation of BFC Financial Corporation, which is marked to show the effects of the Articles of Amendment filed by BFC Financial Corporation with the Florida Department of State on December 17, 2008.
     A. Designation of Preferred Stock. The Board of Directors of the Corporation has adopted resolutions designating one series of preferred stock. The series of preferred stock shall be designated and known as “5% Cumulative Convertible Preferred Stock” (the “5% Preferred Stock”). The number of shares constituting the 5% Preferred Stock shall be 15,000 shares. Each share of 5% Preferred Stock shall have a stated value equal to $1,000 (the “Stated Value”).
     B. Conversion Rights. The 5% Preferred Stock shall be convertible into class A common stock, par value $0.01 per share, of the Corporation (the “Class A Common Stock”) as follows:
          (1) Optional Conversion. Subject to and upon compliance with the provisions of this Section B, a holder of any shares of 5% Preferred Stock (a “Holder”) shall have the right, at such Holder’s option at any time on or after April 30, 2007, to convert any of such shares of 5% Preferred Stock into such number of fully paid and non-assessable shares of Class A Common Stock as determined by dividing (a) the Stated Value by (b) the Conversion Price (as hereinafter defined) in effect on the Conversion Date (as hereinafter defined); provided, however, that a Holder may convert any shares of 5% Preferred Stock before April 30, 2007, if (a) the Class A Common Stock shall have an average closing bid price equal to 150% of the Conversion Price then in effect, for the 20 consecutive trading days prior to the delivery of a Conversion Notice (as hereinafter defined) or (b) the Corporation shall have delivered a Redemption Notice pursuant to Section C.
          (2) Conversion Price. The price at which shares of Class A Common Stock shall be deliverable upon conversion of the shares of 5% Preferred Stock shall initially be $12.00 per share of Class A Common Stock (the “Conversion Price”). Such Conversion Price shall be subject to adjustment as hereinafter provided.
          (3) Mechanics of Conversion. In order to exercise the conversion right specified in Section B(1), the Holder of shares of 5% Preferred Stock shall give written notice (the “Conversion Notice”) to the Corporation that the Holder elects to convert a stated number of shares of 5% Preferred Stock into a stated number of shares of Class A Common Stock, and by surrendering the certificate or certificates representing such shares to be converted, duly endorsed to the Corporation or in blank, to the Corporation at its principal office (or at such other office as the Corporation may designate by written notice, postage prepaid, to all Holders) at any time during its usual business hours, together with a statement of the name or names (with addresses) and denominations in which the certificate or certificates for Class A Common Stock shall be issued and instructions for the delivery thereof; provided, however, that if the Class A Common Stock is to be issued in the name of a person other than the registered holder of the 5% Preferred Stock, the Holder shall provide with such Conversion Notice an opinion of counsel reasonably satisfactory to the Corporation to the effect that such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws; and provided, further, that the Holder shall pay all transfer taxes payable with respect to such transfer. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the certificate or certificates representing the shares of 5% Preferred Stock to be converted (the “Conversion Date”), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock on such date. Upon the conversion of any shares of 5% Preferred Stock, the Corporation shall pay to the Holder all dividends on the shares of 5% Preferred Stock being converted which are accrued and unpaid to the Conversion Date (which shall include any dividends accrued and unpaid from any prior completed quarterly period, plus any pro rata per diem dividends accumulated since the end of the last full quarterly period).

          (4) Conversion Price Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:
               (a) Stock Dividends, Subdivisions, Reclassification, or Combinations. If the Corporation shall (i) declare a dividend or make a distribution on the outstanding shares of Class A Common Stock in shares of its Class A Common Stock, (ii) subdivide or reclassify the outstanding shares of Class A Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding Class A Common Stock into a smaller number of shares, then in each such case, the Conversion Price in effect at the time of the record date, if applicable, or the effective date thereof, whichever is earlier, shall be proportionately adjusted so that the Holder of any shares of 5% Preferred Stock surrendered for conversion after such date shall be entitled to receive the number of shares of Class A Common Stock that he would have owned or been entitled to receive had such 5% Preferred Stock been converted immediately prior to such date. Successive adjustments in the Conversion Price shall be made whenever any event specified above shall occur. An adjustment made pursuant to this Section 4(a) shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Class A Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.
               (b) Issuances of Rights or Warrants. If the Corporation grants or issues rights or warrants to subscribe for shares of Class A Common Stock to all the holders of the Class A Common Stock (and not to Holders), which rights or warrants entitle such holder to acquire shares of Class A Common Stock at a price per share (the “Issuance Price”) less than the Current Market Price (as defined below), the Conversion Price then in effect shall be reduced to a Conversion Price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Class A Common Stock outstanding immediately prior to such issuance or grant plus the number of shares of Class A Common Stock which the aggregate consideration to be received by the Corporation upon full exercise of such rights or warrants would purchase at the Current Market Price, and the denominator of which shall be the number of shares of Class A Common Stock outstanding immediately prior to such issuance or grant plus the number of shares of Class A Common Stock issuable upon full exercise of such rights or warrants. In the event any such right or warrant shall expire and shall not have been exercised, the Conversion Price shall immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the Conversion Price which it would have been (but reflecting any other adjustments in the Conversion Price made pursuant to the provisions of this Section) had the adjustment of the Conversion Price made upon the issuance of such right or warrant been made on the basis of offering for subscription or purchase only that number of shares of Class A Common Stock actually purchased upon the exercise of such rights or warrants actually exercised. For purposes of this Section 4(b), the number of shares of Class A Common Stock at any time outstanding shall mean the aggregate of all shares of Class A Common Stock then outstanding (other than any shares of Class A Common Stock then owned or held by or for the account of the Corporation), treating for purposes of this calculation all options, warrants, rights or other securities convertible into, or exchangeable or exercisable for, shares of Class A Common Stock then outstanding as having been converted, exchanged or exercised.
               (c) Other Distributions. If the Corporation shall distribute to all holders of Class A Common Stock (and not to Holders) evidences of its indebtedness or assets (other than cash payable out of earnings or surplus), then in each such case the Conversion Price at which each share of 5% Preferred Stock shall thereafter be convertible shall be determined by multiplying the Conversion Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution by a fraction, the denominator of which shall be the Conversion Price determined as of the record date mentioned above, and the numerator of which shall be such Conversion Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of Class A Common Stock as determined by the Company’s independent certified public accountants that regularly examines the financial statements of the Company.

               (d) Postponement of Adjustment. Notwithstanding the foregoing, the Corporation may at its sole option, postpone the calculation and effectiveness of any adjustment required hereby for a period of up to three years; provided, however, that the Corporation may not postpone such adjustment if such adjustment together with any other adjustment postponed pursuant to the terms hereof would result in an adjustment to the Conversion Price of more than one percent.
               (e) Rounding. All calculations under this Section shall be made to the nearest cent of the nearest 1/100th of a share, as the case may be.
               (f) Abandonment of Action. If the Corporation shall take a record of the holders of its Class A Common Stock for the purpose of entitling them to receive a dividend or other distribution and shall thereafter, and before such dividend or distribution is paid or delivered to shareholders entitled thereto, legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price then in effect shall be made by reason of the taking of such record, and any such adjustment previously made as a result of the taking of such record shall be reversed.
               (g) Current Market Price. “Current Market Price” shall mean the average of the daily closing prices per share of Class A Common Stock for the 20 consecutive trading days ending on the day in question. The closing price for each day shall be the last reported sales price regular way or, in the case no such reported sales take place on such day, the average of the last reported bid and asked prices regular way, in either case on the principal national securities exchange on which the Class A Common Stock is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, the average of the highest bid and the lowest asked prices quoted on the National Association of Securities Dealers Automated Quotation System or, if not so quoted, as reported by the National Quotation Bureau, Inc. If the Class A Common Stock is not so traded or quoted, then “Current Market Price” shall be as determined in good faith by or pursuant to the directions and authorization of the Board of Directors of the Corporation.
          (5) Fractional Shares. Upon a conversion hereunder the Corporation shall not be required to issue stock certificates representing fractions of shares of Class A Common Stock, but shall round the number of shares of Class A Common Stock to be issued to the closest number of whole shares of Class A Common Stock.
          (6) Approvals. If any shares of Class A Common Stock to be reserved for the purpose of conversion of shares of 5% Preferred Stock require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon conversion, then the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be. If, and so long as, any Class A Common Stock into which the shares of 5% Preferred Stock are then convertible is listed on any national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of such Class A Common Stock issuable upon conversion.
          (7) Valid Issuance. All shares of Class A Common Stock that may be issued upon conversion of shares of 5% Preferred Stock will upon issuance be duly and validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof, and the Corporation shall take no action that will cause a contrary result.

     C. Redemption.
          (1) The shares of 5% Preferred Stock may be redeemed at the option of the Corporation, at any time and from time to time on or after April 30, 2005, at the following redemption prices per share (the “Redemption Price”), if redeemed during the 12-month period beginning April 30 of each of the years set forth below:

Year	Redemption Price
2005	$1,050
2006	$1,045
2007	$1,040
2008	$1,035
2009	$1,030
2010	$1,025
2011	$1,020
2012	$1,015
2013	$1,010
2014	$1,005
2015 and thereafter	$1,000
          (2) In the event the Corporation elects to redeem the shares of 5% Preferred Stock as provided herein, the Corporation shall deliver to each Holder a written notice (the “Redemption Notice”), not less than 30 days prior to the date set for redemption (the “Redemption Date”), which notice shall be sent first class postage prepaid to each Holder at the address last shown on the records of the Corporation for such Holder, and set forth the number of shares to be redeemed, the Redemption Date, the Redemption Price and the place for surrender of the certificates representing the shares of 5% Preferred Stock. On or prior to each Redemption Date, each Holder of shares of 5% Preferred Stock to be redeemed shall surrender his or its certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares, plus an amount equal to the accumulated and unpaid dividends thereon to the Redemption Date (which shall include any dividends accrued and unpaid from any prior completed quarterly period, plus any pro rata per diem dividends accumulated since the end of the last full quarterly period), shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the Holders of the 5% Preferred Stock designated for redemption in the Redemption Notice (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.
          (3) Notwithstanding anything to the contrary contained herein, in the event the Corporation sells any of its shares of Series B Convertible Preferred Stock (the “Benihana Preferred Stock”) of Benihana, Inc. (“Benihana”) or any shares of Benihana’s common stock received upon conversion of the Benihana Preferred Stock (including any deemed sale upon the liquidation of Benihana), or in the event any shares of Benihana Preferred Stock owned by the Corporation are redeemed by Benihana, then the Corporation shall use the net proceeds from such sale or redemption, as the case may be, to redeem shares of 5% Preferred Stock in equal amounts from each Holder, with such redemption being to the fullest possible extent based on the Redemption Prices set forth in Section C(1) of this Article IV and the amount of net proceeds received by the Corporation from such sale or redemption. The procedures for any such redemption of the 5% Preferred Stock shall be as set forth in Section C(2) of this Article IV; provided, however, that the Corporation shall deliver the Redemption Notice to each Holder within 10 days after the Corporation receives the net proceeds from the sale or redemption, as the case may be, of the Corporation’s shares of Benihana Preferred Stock or the sale of shares of Benihana’s common stock received upon conversion of the Benihana Preferred Stock, and the Redemption Date shall be not less than 10 days nor more than 60 days from the date of the Redemption Notice. A Holder may, subject to Section B hereof, convert any and all shares of 5% Preferred Stock called for redemption pursuant to the terms hereof, provided that a Conversion Notice and the certificate or certificates representing the shares of 5% Preferred Stock so to be redeemed are delivered to the Corporation no later than the close of business two days prior to the Redemption Date.

     D. Liquidation.
          (1) Liquidation Preference. In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Holders of the 5% Preferred Stock shall be entitled to receive, prior and before any distribution of assets shall be made to the holders of any class of common stock of the Corporation by reason of their ownership of such common stock, an amount equal to the Stated Value per share of 5% Preferred Stock held by such Holder plus any accumulated and unpaid dividends thereon (the “Liquidation Preference”); provided, however, that in the event that such liquidation, dissolution or winding up of the Corporation shall be voluntary, then the Liquidation Preference shall be, for purposes of this Section D(1) only, an amount equal to the Redemption Price that would have been payable pursuant to Section C above had the Corporation redeemed the 5% Preferred Stock on the date of such liquidation, dissolution or winding up. Upon receipt of the Liquidation Preference, the Holders of the 5% Preferred Stock shall have no further rights to participate in any remaining assets of the Corporation.
          (2) Ratable Distribution. If upon any liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation to be distributed among the Holders shall be insufficient to permit payment in full to the Holders of such 5% Preferred Stock of the Liquidation Preference, then all remaining net assets of the Corporation after the provision for the payment of the Corporation’s debts shall be distributed among the Holders of the 5% Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled to receive.
          (3) Consolidation; Merger; Sale. A consolidation or merger of the Corporation with or into any other Corporation or entity, or a sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this Section D.
     E. Voting. Except as otherwise required under Florida law, the 5% Preferred Stock shall have no voting rights.
     F. Dividends. The Holders of the 5% Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available therefore, cumulative quarterly cash dividends on each share of 5% Preferred Stock at a rate per annum equal to 5% of the Stated Value from the date of issuance and be payable quarterly in arrears on the first day of January, April, July and October commencing July 1, 2004. No dividend or other distribution (other than a dividend or distribution payable solely in common stock) shall be paid on or set apart for the payment on the common stock of the Corporation until such time as all accrued and unpaid dividends on the 5% Preferred Stock have been or contemporaneously are paid or declared and a sum set apart sufficient for the payment thereof. Subject to the foregoing provisions, dividends or distributions on common stock as may be determined by the Board of Directors may be declared and paid from time to time out of the remaining funds legally available for the payment of dividends, and the 5% Preferred Stock shall not be entitled to participate in any such dividends or distributions, whether payable in cash, stock or otherwise. Notwithstanding anything to the contrary contained herein, in the event the Corporation defaults on its obligation hereunder to make dividend payments to the Holders of the 5% Preferred Stock, then the Holders shall be entitled, upon written notice to Benihana with a copy to the Corporation (the “Benihana Notice”), (i) to receive directly from Benihana all dividends declared and to be paid on the Corporation’s shares of the Benihana Preferred Stock or (ii) in the event the Corporation previously converted any or all of its shares of Benihana Preferred Stock into shares of Benihana’s common stock, to receive directly from Benihana all payments due with respect to such shares of Benihana’s common stock upon the liquidation of Benihana or other liquidity event, in each case until the Holders receive the aggregate amount they would have received if the Corporation had not so defaulted on its dividend payment obligation. The Benihana Notice shall set forth in reasonable detail, among other information as may be required by Benihana, a description of the Corporation’s default on its dividend payment obligation with respect to the 5% Preferred Stock and the amount of payments on the shares of Benihana Preferred Stock or Benihana’s common stock, as the case may be, that the Holders shall receive in place of the Corporation.

     G. No Preemptive Rights. No Holders of 5% Preferred Stock shall have any preemptive right whatsoever to purchase, subscribe for or otherwise acquire, stock of any class of the Corporation nor of any security convertible into, nor of any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class of the Corporation, whether now or hereafter authorized.
     H. Exclusion of Other Rights. Except as may otherwise be required by Florida law, the shares of 5% Preferred Stock shall not have any rights, preferences or privileges, other than those specifically set forth herein.
     I. Status of Reacquired Shares. No shares of 5% Preferred Stock which have been issued and redeemed or converted into Class A Common Stock may be reissued, and all such shares shall be returned to the status of undesignated shares of preferred stock of the Corporation.